Exhibit 99.3

The potential acquisition of TiGenix would build on Takeda’s late stage pipeline and leadership in gastroenterology. Read important information here: http://bit.ly/2IWqluk

[Image and quote of Dr. Asit Parikh embedded in Tweet]

“This potential acquisition is a natural extension of an existing partnership agreement between Takeda and TiGenix, which aims to bring new treatment options to patients suffering from gastrointestinal disorders. This expands our late stage GI pipeline and highlights our commitment to patients as well as to the field of gastroenterology.”

Dr. Asit Parikh, Head of Takeda’s Gastroenterology Therapeutic Area Unit